Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

In this report, as used herein, and unless the context suggests otherwise, the term “Company” refers to China Xiangtai Food Co., Ltd., and the terms “we” “us” or “ours” refer to the combined business of China Xiangtai Food Co., Ltd., its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “Renminbi” and “RMB” are to the legal currency of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended June 30, 2021 filed with the Securities and Exchange Commission on November 15, 2021 (the “2020 Annual Report”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2021 Annual Report under “Item 1A. Risk Factors” or in other parts of the 2021 Annual Report.

Recent Developments

November 2021 Offering

On November 22, 2021, the Company into a securities purchase agreement (the “2021 Securities Purchase Agreement”) with certain non-affiliated investors pursuant to which the Company agreed to sell 17,175,412 ordinary shares, par value $0.01 per share, in a registered direct offering and warrants to purchase up to 17,175,412 ordinary shares (the “2021 Investor Warrants”) in a concurrent private placement, for gross proceeds of approximately $16.5 million (the “November 2021 Offering”). The purchase price for each ordinary share and the corresponding 2021 Investor Warrant is US$0.96. The 2021 Investor Warrants became exercisable on January 23, 2022, which is 60 days from the date of issuance, and expire on November 24, 2026, which is five years from the date of issuance. The 2021 Investor Warrants have an exercise price of $1.008 per share, which is 105% of the purchase price. Each 2021 Investor Warrant is subject to anti-dilution provisions to reflect share dividends and splits or other similar transactions, as described in the 2021 Investor Warrants.

The 17,175,412 ordinary shares were issued in a registered direct offering and registered under the Securities Act, pursuant to a prospectus supplement filed with the SEC on November 23, 2021 to the Company’s currently effective registration statement on Form F-3 (File No. 333-238700), which was initially filed with the SEC on May 26, 2020 and declared effective by the SEC on July 7, 2020 (the “Shelf Registration Statement”). The 2021 Investor Warrants were issued in a concurrent private placement pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, provided in Regulation S promulgated thereunder.

The November 2021 Offering was conducted pursuant to a placement agency agreement, dated November 22, 2021, between the Company and Univest Securities, LLC. Univest Securities, LLC agreed to use its “reasonable best efforts” to solicit offers to purchase the Shares and the 2021 Investor Warrants. The Company agreed to pay Univest Securities, LLC a total cash fee equal to five point five percent (5.5%) of the aggregate gross proceeds raised in the November 2021 Offering. The Company also agreed to reimburse Univest Securities, LLC for all travel and other out-of-pocket expenses, including the reasonable fees, costs and disbursements of its legal fees which shall be limited to, in the aggregate, US $75,000. The Company further agreed that, in addition to the accountable expenses, it would pay Univest Securities, LLC a non-accountable expense allowance equal to one percent (1%) of the aggregate gross proceeds raised in the November 2021 Offering.

Additionally, the Company agreed to issue to Univest Securities, LLC warrants for the purchase of 858,771 ordinary shares (equal to 5% of the aggregate number of ordinary shares sold to in the registered direct offering), with an exercise price of $0.96 per share (equal to 100% of the offering price in the November 2021 Offering). Such warrants are first exercisable on May 24, 2022, which is six months after the date of issuance, and expire on November 24, 2026, which is five years from the date of issuance.

Furthermore, the Company granted Univest Securities, LLC a right of first refusal, for a period of twelve months from the closing of the November 2021 Offering, to provide investment banking services to the Company on an exclusive basis in all matters for which investment banking services are sought by the Company (such right, the "Right of First Refusal"), which right is exercisable in the placement agent's sole discretion. For these purposes, investment banking services shall include, without limitation, (a) acting as lead manager for any underwritten public offering; (b) acting as exclusive placement agent, initial purchaser or financial advisor in connection with any private offering of securities of the Company; and (c) acting as financial advisor in connection with any sale or other transfer by the Company, directly or indirectly, of a majority or controlling portion of its capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of the capital stock or assets of the Company, and any merger or consolidation of the Company with another entity. The Right of First Refusal may be terminated by the Company for “cause,” which shall mean a material breach by the placement agent of the terms of its engagement letter with the Company or a material failure by the placement agent to provide the services as contemplated by such engagement letter.

The November 2021 Offering closed on November 24, 2021.

The Company agreed in the 2021 Securities Purchase Agreement that it would not issue any ordinary shares or ordinary share equivalents for 60 days following the closing of the November 2021 Offering subject to certain exceptions. The Company also agreed that it will not issue any ordinary shares or ordinary share equivalents involve in a variable rate transaction (as defined in the 2021 Securities Purchase Agreement) until no purchaser holds any of the 2021 Investor Warrants.

Concurrently with the execution of the 2021 Securities Purchase Agreement, the officers and directors of the Company and shareholders of the Company holding 10% or more of the Company’s ordinary shares entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which they have agreed, among other things, not to sell or dispose of any ordinary shares which are or will be beneficially owned by them for ninety (90) days following the closing of the November 2021 Offering.

January 2022 Offering

The Company entered into a certain securities purchase agreement dated January 28, 2022, as amended on January 30, 2022 (the “2022 Securities Purchase Agreement”) with certain non-affiliated investors, pursuant to which the Company agreed to sell 18,124,400 ordinary shares, par value US$0.01 per share, in a registered direct offering, and warrants to purchase up to 18,124,400 ordinary shares (the “2022 Investor Warrants”) in a concurrent private placement, for gross proceeds of US$16,130,716 million (the “January 2022 Offering”). The purchase price for each ordinary share and the corresponding 2022 Investor Warrant is US$0.89. The 2022 Investor Warrants will be exercisable on April 3, 2022, which is 60 days from the date of issuance and expires on February 2, 2027, which is five years from the date of issuance. The 2022 Investor Warrants each has an exercise price of US$1.008 per share. Each 2022 Investor Warrant is subject to anti-dilution provisions to reflect share dividends and splits or other similar transactions, as described in the 2022 Investor Warrants.

The 18,124,400 ordinary shares were issued in a registered direct offering and registered under the Securities Act, pursuant to a prospectus supplement to the Shelf Registration Statement. The 2022 Investor Warrants were issued in a concurrent private placement pursuant to an exemption from the registration requirements of the Securities Act provided in Regulation S promulgated thereunder.

The Company agreed in the 2022 Securities Purchase Agreement that it would not issue any ordinary shares or ordinary share equivalents for sixty (60) days following the closing of the January 2022 Offering subject to certain exceptions. The Company also agreed that it will not issue any ordinary shares or ordinary share equivalents involve in a Variable Rate Transaction (as defined in the 2022 Securities Purchase Agreement) until no purchaser holds any of the 2022 Investor Warrants.

The Company has agreed to file and maintain with the SEC a registration statement to register the 2022 Investor Warrants within 45 calendar days from the closing of the January 2022 Offering and to use commercially reasonable efforts to cause such registration statement to become effective within 75 calendar days following the closing of the January 2022 Offering.

The January 2022 Offering was conducted pursuant to a placement agency agreement, dated January 28, 2022, as amended on January 30, 2022, between the Company and Univest Securities, LLC. Univest Securities, LLC agreed to use its “reasonable best efforts” to solicit offers to purchase the Shares and the Warrants. The Company agreed to pay Univest Securities, LLC a total cash fee equal to five point five percent (5.5%) of the aggregate gross proceeds raised in the January 2022 Offering. The Company agreed to reimburse Univest Securities, LLC for all travel and other out-of-pocket expenses, including the reasonable fees, costs and disbursements of its legal fees which shall be limited to, in the aggregate, US$75,000. The Company further agreed that, in addition to the accountable expenses, it shall pay Univest Securities, LLC a non-accountable expense allowance equal to one percent (1%) of the aggregate gross proceeds raised in the January 2022 Offering.

Additionally, the Company has agreed to issue to Univest Securities, LLC warrants for the purchase of 906,220 ordinary shares (equal to 5% of the aggregate number of shares sold registered direct offering), with an exercise price of US$0.89 per share (equal to 100% of the offering price in the January 2022 Offering). Such warrants have a term of five years from the commencement of sales of the January 2022 Offering and are first exercisable on August 2, 2022, which is six months after the date of issuance, and expire on February 2, 2027, which is five years from the date of issuance.

Furthermore, the Company granted Univest Securities, LLC a right of first refusal, for a period of twelve months from the closing of the November 2021 Offering, to provide investment banking services to the Company on an exclusive basis in all matters for which investment banking services are sought by the Company (such right, the "Right of First Refusal"), which right is exercisable in the placement agent's sole discretion. For these purposes, investment banking services shall include, without limitation, (a) acting as lead manager for any underwritten public offering; (b) acting as exclusive placement agent, initial purchaser or financial advisor in connection with any private offering of securities of the Company; and (c) acting as financial advisor in connection with any sale or other transfer by the Company, directly or indirectly, of a majority or controlling portion of its capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of the capital stock or assets of the Company, and any merger or consolidation of the Company with another entity. The Right of First Refusal may be terminated by the Company for “cause,” which shall mean a material breach by the placement agent of the terms of its engagement letter with the Company or a material failure by the placement agent to provide the services as contemplated by such engagement letter.

The November 2021 Offering closed on November 24, 2021.

The Company agreed in the 2021 Securities Purchase Agreement that it would not issue any ordinary shares or ordinary share equivalents for 60 days following the closing of the January 2022 Offering subject to certain exceptions. The Company also agreed that it will not issue any ordinary shares or ordinary share equivalents involve in a variable rate transaction (as defined in the 2022 Securities Purchase Agreement) until no purchaser holds any of the 2022 Investor Warrants.

The officers and directors of the Company and shareholders of the Company holding 10% or more of the Company’s ordinary shares entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which they have agreed, among other things, not to sell or dispose of any ordinary shares which are or will be beneficially owned by them for ninety (90) days following the closing of the January 2022 Offering.

The Company used the net proceeds from the January 2022 Offering for new business development, equipment purchase and working capital and general business purposes. The January 2022 Offering closed on February 2, 2022.

New Business

As part of our growth strategies, we have been actively seeking opportunities to deploy emerging technologies, including crypto asset mining and blockchain technologies with diversified expansion strategy recently. In particular, we plan to engage in Bitcoin mining. We will use specialized computers, known as miners, to generate Bitcoins, a digital asset (also known as a cryptocurrency). The miners use application specific integrated circuit (“ASIC”) chips. These chips enable the miners to apply greater computational power, or “hash rate”, to provide transaction verification services (known as solving a block) which helps support the Bitcoin blockchain. For every block added, the Bitcoin blockchain awards a Bitcoin award equal to a set number of Bitcoins per block. Miners with a greater hash rate have a higher chance of solving a block and receiving a Bitcoin award.

On December 14, 2021, the Company formed SonicHash Inc. (“SonicHash Canada”), a company incorporated under the laws of Alberta, Canada. On December 16, 2021, the Company formed SonicHash Pte. Ltd. (“SonicHash Singapore”), a company incorporated under the laws of Singapore. On December 17, 2021, the Company formed SonicHash LLC (“SonicHash US”) under the laws of the State of Delaware. The Company holds 100% equity interest in SonicHash Canada, SonicHash Singapore and SonicHash US, which mainly engage in cryptocurrency mining related operation and management. By the reporting day, the Company has made US$ 26,276,240 worth purchase of cryptocurrency mining equipment through SonicHash US and SonicHash Canada, and expects to generate revenue from the first quarter of 2022. The Company is in possession of 1,428 units in stock and 2,200 units to be delivered by the end of April 2022, respectively.

On December 15, 2021, SonicHash Canada entered into a sales and purchase agreement with Mineone Inc., pursuant to which SonicHash Canada purchased 742 units of cryptocurrency mining equipment for a total purchase price of $6,999,200, excluding tax. SonicHash Canada has paid the purchase price and the cryptocurrency mining equipment has been delivered to a facility in Alberta, Canada and will be deployed for Bitcoin mining in the future. We are actively looking for a hosting partner to manage the miners’ facility.

On January 6, 2022, SonicHash US entered into a sales and purchase agreement with HashCow LLC (“HashCow”), pursuant to which SonicHash US purchased 686 units of cryptocurrency mining equipment for a total purchase price of $5,995,640, payable within 5 business days from the date of the agreement. The miners are expected to be delivered by the end of January to a facility located in Carthage, NY. The facility will be maintained by Petawatt Holdings LLC (“YCD”). Pursuant to the Main Service Agreement by and between YCD and SonicHash US dated December 23, 2021, YCD will provide managerial and maintenance services at its facilities, including but not limited to rack space, electrical power, internet connection. The agreement is effective for a term of 12 months and is automatically renewed for 12 months thereafter.

On February 14, 2022, SonicHash US entered into sales and purchase agreements with HashCow and AGM Technology Limited (“AGM”), pursuant to which SonicHash US purchased 2200 units of cryptocurrency mining equipment for a total purchase price of $13,281,400, excluding tax. SonicHash US has paid the purchase price in 5 business days upon signing of the agreement and the cryptocurrency mining equipment are expected to be delivered to U.S. by April 30, 2022. We are actively looking for a hosting partner to manage the miners’ facility within the U.S.

We do not have miners for cryptocurrencies other than Bitcoin. We do not and will not have any cryptocurrency operations in China.

In connection with the new business, Jiaming Li joined the Company as the President to replace the former President Xiaohui Wu, Erick W. Rengifo joined as the Chief Strategy Officer and a director to replace the former director Yun Xia, on December 6, 2021, and Jinghai Jiang joined as the Chief Operating Officer on December 13, 2022.

Consulting Agreements

On January 27, 2022, the Company entered into a consulting agreement (the “Consulting Agreement”) with Great Union Investment Limited (the “Consultant”), pursuant to which the Company agreed to engage the Consultant to assist in the Company’s business expansion in Singapore, and to issue 250,000 ordinary shares of the Company, valued at $1.00 per share, as compensation. Consulting Agreement is effective on a month-to-month basis and the Company has the right to terminate at any time for any reasons. The Company agreed to indemnify, defend and hold harmless the Consultant, and defend any action brought against the Consultant with respect to any claim, demand, cause of action, debt or liability to the extent that such action is based upon a claim that (i) is true and (ii) (A) would constitute a breach of any of the Company's representations, warranties, or agreements under the Consulting Agreement, (B) arises out of the negligence or willful misconduct of the Company, or (C) is based on any information provided by the Company's content that violates any rights of third parties, including, without limitation, rights of publicity, privacy, patents, copyrights, trademarks, trade secrets, and/or licenses. The Company agrees that it will not prosecute any action or proceeding against the Consultant except where such claim is materially and substantially based on the gross negligence or willful misconduct of the Consultant. The Consultant agreed to indemnify, defend, and hold harmless the Company, its affiliates and their respective directors, officers, employees, consultants, representatives and agents, and defend any action brought against same, with respect to any claim, demand, cause of action, or liability, including reasonable attorneys' fees, to the extent that such an action arises out of (i) the gross negligence or willful misconduct of the Consultant or (ii) unlawful conduct.

The 250,000 ordinary shares were issued on February 14, 2022 in reliance upon the exemption from securities registration afforded by the provisions of Regulation S under the Securities Act. The Company made the determination based upon the factors that the Consultant is not a “U.S. Person” as that term is defined in Rule 902(k) of Regulation S under the Securities Act, that the Consultant was acquiring such shares for its own respective account and not as nominees or agents, and not with a view to the resale or distribution thereof, and that the Consultant understood that such shares may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

Symbol Change

Effective as of February 15, 2022, the Nasdaq trading symbol for the Company changed from "PLIN" to "BTOG."

Contingencies

From time to time, we are a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from, lease disputes, commercial disputes, worker compensation complaints, default on guaranteeing third party lease obligations, and default on loans. We first determines whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss, the loss will be accrued. We disclose a potential loss, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated.

As of December 31, 2021, the amounts of potential losses we did not accrue for are summarized as follows:

Dispute matter	Claim amount
Guarantees	$274,712

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily of the results that may be expected for any future period.

Six Months Ended December 31, 2021 vs. December 31, 2020

	For the Six Months ended December 31,
				Percentage
	2021	2020	Change	Change
Feed raw materials revenue	$14,789,450	$62,389,533	$(47,600,083)	(76.3)%
Cost of feed raw materials	(14,332,701)	(59,387,919)	(45,055,218)	(75.9)%
Gross profit	456,749	3,001,614	(2,544,865)	(84.8)%
Selling expenses	(3,505)	(218,187)	(214,682)	(98.4)%
General and administrative expenses	(1,804,382)	(1,605,462)	198,920	12.4%
Provision for doubtful accounts	(9,206,673)	(1,747,818)	7,458,855	426.8%
Stock compensation expense	(21,140)	(212,198)	(191,058)	(90.0)%
Loss from operations	(10,578,951)	(782,051)	9,796,900	1,252.7%
Other income (expenses), net	773,948	(339,790)	(1,113,738)	(327.8)%
Provision for income taxes	(80,736)	(117,363)	(36,627)	(31.2)%
Net loss from continuing operations	(9,885,739)	(1,239,204)	8,646,535	697.7%
Net loss from discontinued operations	(18,257,353)	(8,019,813)	10,237,540	127.7%
Net loss	$(28,143,092)	$(9,259,017)	$18,884,075	204.0%

Revenues

Our revenues are from feed raw materials revenues. Total revenues decreased by approximately $47.6 million, or 76.3%, to approximately $14.8 million for the six months ended December 31, 2021, compared to approximately $62.4 million for the six months ended December 31, 2020. The overall decrease was primarily attributable to the decrease of our soybean meal and soybean oil revenues.

Our revenues from our feed raw material revenues are summarized as follows:

	For the Six Months ended December 31, 2021	For the Six Months ended December 31, 2020	Change	Change (%)
Soybean meal	$14,789,450	$57,742,054	$(42,952,604)	(74.4)%
Soybean oil	-	4,647,479	(4,647,479)	(100.0)%
Total feed raw material revenues	$14,789,450	$62,389,533	$(47,600,083)	(76.3)%

Our revenues from soybean meal in number of kilograms sold and its average selling price are summarized as follows:

	For the Six Months ended December 31, 2021	For the Six Months ended December 31, 2020	Change	Change (%)
Soybean meal (kg)	28,730,877	137,211,165	(108,480,288)	(79.1)%
Average selling price (per kg)	$0.51	$0.42	$0.09	22.3%

The supply and need of soybean meals both went down in China during 2021. Due to the increase of soybean meal purchase price and the emergence of substitute feed raw materials, the unit selling price of soybean meals went up and the market consumption quantity went sharply down.

Our revenues from soybean oil in number of kilograms sold and its average selling price are summarized as follows:

	For the Six Months ended December 31, 2021	For the Six Months ended December 31, 2020	Change	Change (%)
Soybean oil (ton)	-	5,686	(5,686)	(100.0)%
Average selling price (per ton)	$-	$817.34	$(817.34)	(100.0)%

As our soybean oil business had been operating at a loss before the fiscal year ended of 2021, we suspended our soybean oil business during the six months ended December 31, 2021 to reduce loss.

Cost of Revenues

Our cost of revenues consists of cost of direct materials, labor and manufacturing overhead costs. Total cost of revenues decreased by approximately $45.1 million, or 75.9%, to approximately $14.3 million for the six months ended December 31, 2021 from approximately $59.4 million for the six months ended December 31, 2020. Our total cost of revenues decreased which was in line with the decrease of total revenues.

Our cost of revenues from our feed raw material revenues are summarized as follows:

	For the Six Months ended December 31, 2021	For the Six Months ended December 31, 2020	Change	Change (%)
Soybean meal	$14,332,701	$54,854,645	$(40,521,944)	(73.9)%
Soybean oil	-	4,533,274	(4,533,274)	(100.0)%
Total cost of feed raw material revenues	$14,332,701	$59,387,919	$(45,055,218)	(75.9)%

Our volume and unit cost of revenues from soybean meal are summarized as follows:

	For the Six Months ended December 31, 2021	For the Six Months ended December 31, 2020	Change	Change (%)
Soybean meal (kg)	28,730,877	137,211,165	(108,480,288)	(79.1)%
Average selling price (per kg)	$0.50	$0.40	$0.10	(24.8)%

We purchased and resold 28,730,877 kg of soybean meals at an average purchase price of $0.50/kg during the six months ended December 31, 2021 as compared to we purchased and resold 137,211,165 kg of soybean meals at an average purchase price of $0.40/kg during the six months ended December 31, 2020. The decrease of volume sold was due to the increase of average soybean meal costs in the market and the emergence of substitute feed raw materials, and the increase of average selling price was mainly due to that we lost the sole agency of Zhongchuliang Zhenjiang Grain and Oil Co., Ltd., which is the biggest supplier of soybean meals in the central region of China.

Our volume and unit cost of revenues from soybean oil are summarized as follows:

	For the Six Months ended December 31, 2021	For the Six Months ended December 31, 2020	Change	Change (%)
Soybean oil (ton)	-	5,686	(5,686)	(100.0)%
Average selling price (per ton)	$-	$797.26	$(797.26)	(100.0)%

As our soybean oil business had been operating at a loss before the fiscal year ended of 2021, we suspended our soybean oil business during the six months ended December 31, 2021 to reduce loss.

Gross Profit

Our gross profit from our major revenue categories are summarized as follows:

	For the Six Months ended December 31, 2021	For the Six Months ended December 31, 2020	Change	Change (%)
Feed raw material revenues
Gross profit	$456,749	3,001,614	$(2,544,865)	(84.8)%
Gross margin	3.1%	4.8%	(1.7)%

Our gross profit decreased by approximately $2.5 million, or 84.8%, to approximately $0.5 million during the six months ended December 31, 2021, from approximately $3.0 million during the six months ended December 31, 2020. The decrease in gross profit was primarily due to the decrease of gross profit in soybean meal sales.

Our gross margin for feed raw material revenues was 3.1% for the six months ended December 31, 2021 as compared to 4.8% for the six months ended December 31, 2020, a decrease of 1.7%. The decrease in gross margin was due to the increase of selling prices at a lower rate than the purchase prices because the soybean meal wholesales business suffered more pressure from suppliers and the competitions of other substitute feed raw materials.

Selling Expenses

Selling expenses decreased by approximately $0.2 million, or 98.4%, from approximately $0.2 million for the six months ended December 31, 2020 to approximately $4,000 for the six months ended December 31, 2021. The decrease in selling expenses was primarily due to the decrease of shipping and transportation fees of approximately $0.2 million.

General and Administrative Expenses

General and administrative expenses increased by approximately $0.2 million, or 12.4%, from approximately $1.6 million for the six months ended December 31, 2020 to approximately $1.8 million for the six months ended December 31, 2021. The increase in general and administrative expenses was primarily due to the increase of approximately $0.5 million salary expense, approximately $0.1 million insurance fees and approximately $0.2 million advertising fees which were mainly related to our newly started Bitcoin mining business. The decrease was offset by the decrease of consulting, legal and professional expenses of approximately $0.5 million.

Provision for Doubtful Accounts

Provision for doubtful accounts increased by approximately $7.5 million, or 426.8% from approximately $1.7 million for the six months ended December 31, 2020 to approximately $9.2 million for the six months ended December 31, 2021. The change was due to the fact that we had more accounts receivables aged over 6 months as of December 31, 2021 as compared to December 31, 2020. Due to the impact of COVID-19 and the slowdown of our soybean meal business, so we made more allowance during the six months ended December 31, 2021.

Stock Compensation Expenses

We incurred approximately $20,000 on stock compensation expense in relation to our ordinary shares issued to our business consulting firm for its services performed from June 2021 to October 2021 during the six months ended December 31, 2021. During the six months ended December 31, 2020, we incurred approximately $0.1 million stock compensation expense to pay for CFO stock compensation. In addition, we incurred approximately $30,000 stock compensation expense in relation to the vested portion of the stock options issued to our independent directors. Furthermore, we incurred approximately $70,000 on stock compensation expense in relation to our ordinary shares issued to our business consulting firm for its services performed from June 2020 to September 2020.

Income (Loss) from Operations

The loss from operations for the six months ended December 31, 2021 was approximately $10.6 million, an increase of approximately $9.8 million, or 1,252.7%, from a loss of approximately $0.8 million the six months ended December 31, 2020. The increase was mostly due to reasons that we mentioned above.

Other Income (Expense), Net

Our other expense, net, consists of interest income, interest expense, other finance expense, and other income (expense), net. Our total other income was approximately $0.8 million during the six months ended December 31, 2021, a decrease of approximately $1.1 million, or 327.8%, as compared to our other expenses of approximately $0.3 million during the six months ended December 31, 2020. The decrease was mainly due to the gain on debt settlements of approximately $0.8 million, the decrease of interest expense of approximately $0.2 million and the decrease of other finance expenses of approximately $0.1 million for the six months ended December 31, 2021.

Provision for Income Taxes

Provision for income tax was approximately $81,000 during the six months ended December 31, 2021, a decrease of approximately $36,000, or 31.2%, as compared to approximately $117,000 for the six months ended December 31, 2020. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. The decrease in provision for income taxes was mainly to JMC which had a smaller taxable income during the six months ended December 31, 2021 compared to the taxable income during the six months ended December 31, 2020.

Net Loss from Continuing Operations

Our net loss from continuing operations was approximately $9.9 million for the six months ended December 31, 2021, increased by approximately $8.6 million, or 697.7%, from net loss from continuing operations of approximately $1.2 million for the six months ended December 31, 2020. Such change was the result of the combination of the changes as discussed above.

Net Loss from Discontinued Operations

In February 2020, we discontinued our grocery stores business; in April, we discontinued our farmers’ market and supermarket business as the businesses have been operating at losses. As a result, the results of operations for our farmers’ market and supermarket and grocery stores business are reported as discontinued operations under the guidance of Accounting Standards Codification 205. Our net loss from discontinued operations increased by approximately $10.2 million, or 127.7%, to a net loss of approximately $18.3 for the six months ended December 31, 2020, from a net loss of approximately $8.0 million for the six months ended December 31, 2020. The increase in loss from discontinued operations was mainly due to more bad debt allowance for accounts receivables during the six months ended December 31, 2021.

Net Loss

Our net loss was approximately $28.1 million for the six months ended December 31, 2021, increased by approximately $18.8 million, or 204.0%, from a net loss of approximately $9.3 million for the six months ended December 31, 2020. Such change was the result of the combination of the changes as discussed above.

The following tables reconcile our non-GAAP net income to the most directly comparable financial measures calculated in accordance with U.S. GAAP, which are net loss (income) attributable to our ordinary shareholders.

	For the Six Months ended December 31,
				Percentage
	2021	2020	Change	Change
Reconciliation of net loss to Non-GAAP net (loss) income
Net loss	$(28,143,092)	$(9,259,017)	18,884,075	204.0%
Stock compensation expense	21,140	212,198	(191,058)	(90.0)%
Non-GAAP net loss	$(28,121,952)	$(9,046,819)	$19,075,133	210.8%

Our non-GAAP net loss increased by approximately $19.1 million, or 210.8%, to non-GAAP net loss of approximately $28.1 million for the six months ended December 31, 2021, from non-GAAP net loss of approximately $9.0 million for the six months ended December 31, 2020. Such change was primarily attributable to the decrease in revenues and the increase in provision for doubtful accounts as discussed above.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and its operating expenditure commitments. Our liquidity needs are to meet its working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations and proceeds from financial institutions or third-party loans.

As of December 31, 2021, we had working deficit of approximately $26.6 million. We had accounts receivable of approximately $3.3 million, most of them were short-term in nature and we believe, can be collected back within our operating cycle to be used to support our working capital requirements.

We engage in feed raw materials and Bitcoin mining business. As of December 31, 2021, we had approximately $0.8 million of loans from financial institutions and approximately $1.3 million of convertible notes. In addition, equity financing has been utilized to finance our working capital requirements and capital expenditures. We completed a round of equity financing of equity financing and sold approximately $15.1 million of our ordinary shares during the six months ended December 31, 2021. Subsequent to December 31, 2021, we completed another round of equity financing and sold approximately $14.8 million of our ordinary shares.

Based on the above considerations, management is of the opinion that we have sufficient funds to meet our working capital requirements for the next twelve months from the date of this report.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities, Xiangtai WFOE, CQ Penglin, GA Yongpeng, CQ Pengmei and JMC, in their ability to transfer their net assets to the Company and its subsidiaries in Cayman Islands, British Virgin Islands, and Hong Kong. However, these restrictions have no impact on the ability of these PRC entities to transfer funds to the Company as we have no present plans to declare dividend which we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations as all of our current cash obligations are due within the PRC.

The following summarizes the key components of our cash flows for the six months ended December 31, 2021 and 2020.

	For the Six Months Ended December 31,
	2021	2020
Net cash provided by (used in) operating activities from continuing operations	$192,972	$(2,146,839)
Net cash used in operating activities from discontinued operations	(121,682)	(8,916,329)
Net cash used in investing activities from continuing operations	(6,999,200)	-
Net cash used in investing activities from discontinued operations	(3,164)	-
Net cash provided by financing activities from continuing operations	14,178,654	10,318,064
Net cash provided by (used in) financing activities from discontinued operations	30,044	(867,782)
Effect of exchange rate change on cash	(14,345)	239,306
Net change in cash and cash equivalents	$7,263,279	$(1,373,580)

As of December 31, 2021 and June 30, 2021, cash in the amount of approximately $36,000 and $0.1 million, respectively, were all held by our subsidiaries and variable interest entity in the PRC.

Operating activities

Net cash provided by operating activities from continuing operations was approximately $0.2 million for the six months ended December 31, 2021, which was mainly due to the non-cash items of provision for doubtful accounts of approximately $9.2 million as we had more account receivables aged over one year, the decrease of inventories for soybean meals of approximately $0.2 million, the decrease of prepayments of approximately $0.6 million, the increase of accounts payable of approximately $0.5 million and the increase of customer deposits of approximately $0.3 million. The net cash provided by operating activities was mainly offset by the net loss from continuing operations of approximately $9.9 million and non-cash item of approximately $0.8 million gain on debt settlements.

Net cash used in operating activities from continuing operations was approximately $2.1 million for six months ended December 31, 2020, which was mainly due to the net loss from continuing operations of approximately $1.2 million, the increase of deferred tax benefit of approximately $0.4 million, the increase of accounts receivable of approximately $15.4 million due to the impact of COVID-19 on our customers’ cash flows, and the increase of prepayments of approximately $3.1 million. The net cash used in operating activities was mainly offset by non-cash items of provision for doubtful accounts of approximately $1.7 million as we had more account receivables aged over one year, stock compensation expense of approximately $0.2 million, amortization of convertible debenture issuance cost and discount of approximately $0.1 million, the increase of accounts payable of approximately $3.6 million, the increase of customer deposits of approximately $10.3 million, the increase of other payables and accrued liabilities of approximately $1.5 million, and the increase of tax payables of approximately $0.6 million.

Investing activities

Net cash used in investing activities for the six months ended December 31, 2021 was mainly due to purchases of Bitcoin mining equipment of approximately $7.0 million.

We did not have any cash used in investing activities for the six months ended December 31, 2020.

Financing activities

Net cash provided by financing activities for the six months ended December 31, 2021 was mainly due to the proceeds from issuance of ordinary shares through public offering of approximately $15.1 million. Cash provided by financing activities for the six months ended December 31, 2021 was mainly offset by repayments of other payables – related parties of approximately $1.0 million.

Net cash provided by financing activities from continuing operations was approximately $10.3 million for the six months ended December 31, 2020, which was mainly due to proceeds from issuance of ordinary shares through private placements of approximately $9.0 million, and proceeds from convertible debentures of $1.3 million.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.